Exhibit 99.1

China Digital TV Announces Results of 2016 Annual General Meeting and Extraordinary General Meeting

BEIJING, Dec. 19, 2016 /PRNewswire/ -- China Digital TV Holding Co., Ltd. (NYSE: STV) ("China Digital TV" or the "Company"), the leading provider of cloud-based application platforms and conditional access ("CA") systems which enable China's digital cable television market to offer and secure diversified content services, today announced the results of the Company’s 2016 annual general meeting (the “AGM”) and extraordinary general meeting (the “EGM”) held in Beijing today.

At the AGM, shareholders, through ordinary resolutions, approved the re-election of Mr. Jianyue Pan and Mr. Songzuo Xiang as Class III Directors and each to serve on the Board of Directors for a new three-year term.

At the EGM, shareholders, through a special resolution, approved the sale (the "Sale") of the Company's CA, Network Broadcasting Platform and Video on Demand businesses, through the sale of all of the Company's indirectly-held equity interests in Beijing Super TV Co., Ltd., ("Super TV"), which represent approximately 90.09% of the outstanding equity interests of Super TV, as contemplated by an equity transfer agreement (the "Equity Transfer Agreement") dated November 7, 2016 by and among Golden Benefit Technology Limited, an indirect wholly-owned subsidiary of the Company, Super TV and Changxing Bao Li Rui Xin Technology Co., Ltd., a newly-formed limited liability company collectively owned by several buyer parties, including Mr. Jianhua Zhu, Chief Executive Officer of China Digital TV, and Mr. Dong Li, President of Super TV, and to adopt and approve the Equity Transfer Agreement and a voting and support agreement (the "Voting Agreement") by and among the Company, Super TV and Mr. Zhu.

At the EGM, shareholders also approved, through an ordinary resolution, the adjournment of the EGM, if necessary or appropriate, to solicit additional proxies in the event that there are insufficient votes at the time of the meeting to approve the Sale and adopt and approve the Equity Transfer Agreement, the other transactions contemplated thereby, as well as the Voting Agreement and the transactions contemplated thereby.

The voting results were as follows:

		FOR	AGAINST	ABSTAIN
AGM	Re-election of Mr. Jianyue Pan	24,484,542	130,333	53,650
	Re-election of Mr. Songzuo Xiang	23,985,827	615,948	66,750
EGM	The Sale	24,223,402	377,346	67,777
	Adjournment of the EGM	24,237,070	335,809	95,646

For more detailed information regarding the shareholder resolution adopted at the Company's AGM and EGM, please review the Notice of the Annual General Meeting of shareholders and the Notice of the Extraordinary General Meeting of shareholders (and the accompanying proxy statement) at http://ir.chinadtv.cn.

About China Digital TV

Founded in 2004, China Digital TV enables television network operators to manage, extend and diversify content services across households and public areas in China. China Digital TV is the leading provider of cloud-based application platforms and network broadcasting platform ("NBP") services to Chinese cable operators, helping them to effectively bring mobile gaming apps and other entertainment options to household television sets, and extend cable programming outside the home to any mobile device. China Digital TV is also the leading provider of Conditional Access ("CA") systems in China's digital television market. CA systems enable television network operators to secure the delivery of content to their subscribers. The Company has existing cooperation with nearly all of China's cable television operators.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "may," "should" and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV's strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies' participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government's policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

For investor and media inquiries, please contact:

China Digital TV Holding Co., Ltd.

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

ICR, Inc.

Violet Gu

Tel: +1 (646) 328-1950

Email: stv@icrinc.com